

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2018

Thomas Lyons
Chief Financial Officer
Provident Financial Services, Inc.
239 Washington Street
Jersey City, New Jersey 07302

      Re: **Provident Financial Services, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2017
             Filed March 1, 2018
             File No. 001-31566

Dear Mr. Lyons:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                   Sincerely,

                   /s/ Amit Pande

                   Amit Pande
                   Accounting Branch Chief
                   Office of Financial Services